Exhibit (a)(1)(iv)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

UCI Medical Affiliates, Inc.

at

$6.50 Net Per Share

by

BlueChoice HealthPlan of South Carolina, Inc.

a wholly owned subsidiary of

Blue Cross and Blue Shield of South Carolina

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, APRIL 28, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

March 31, 2011

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by BlueChoice HealthPlan of South Carolina, Inc., a South Carolina corporation (“Purchaser”), a wholly owned subsidiary of Blue Cross and Blue Shield of South Carolina (“Parent”), a mutual insurance company organized under the laws of South Carolina and an independent licensee of the Blue Cross and Blue Shield Association, to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.05 per share (the “Shares”), of UCI Medical Affiliates, Inc., a Delaware corporation (the “Company”), at a price of $6.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the conditions specified in the Offer to Purchase, dated March 31, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is conditioned upon, among other things, satisfaction of a non-waivable condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the aggregate number of outstanding Shares, excluding Shares beneficially owned by (a) the Purchaser and Parent and its subsidiaries, excluding the Company (the “Purchaser Group”), and (b) the respective officers and directors of each of the Purchaser, the Purchaser Group and the Company. The Offer is also subject to the condition, which, to the extent permitted by law, may be waived by the Purchaser in its sole discretion, that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by the Purchaser Group, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Offer. There is no financing condition to the Offer. Other conditions to the Offer are described in the Offer to Purchase in the section entitled “The Offer — Section 12 — Conditions of the Offer.”

The initial offering period of the Offer and withdrawal rights will expire at the Expiration Date (as defined in the Offer to Purchase).

Enclosed herewith are the following documents:

1.	The Offer to Purchase, dated March 31, 2011;

2.	The Letter of Transmittal for your use in tendering Shares and for the information of your clients, including general instructions for certification of taxpayer ID number on Form W-9;

3.	Notice of Guaranteed Delivery for Shares to be used to accept the Offer if the procedures for tendering Shares set forth in the Offer to Purchase cannot be completed prior to the Expiration Date (as defined in the Offer to Purchase);

4.	A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to the Depositary (as defined below).

We request that you contact your clients as promptly as possible.

The terms and conditions of this Offer are described in the Offer to Purchase and in the related Letter of Transmittal.

A properly completed and duly executed Letter of Transmittal, together with any other documents required by the Letter of Transmittal or a Book-Entry Confirmation (as defined in the Offer to Purchase) (an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal will be sufficient for these purposes) must be received by the Depositary, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Any Holder who desires to tender Shares and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the the Depositary and the Information Agent as described in the Offer to Purchase). Purchaser will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Purchaser will pay or cause to be paid any transfer taxes with respect to the transfer and sale of purchased Shares to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to Okapi Partners LLC, the Information Agent for the Offer, at 437 Madison Avenue, 28th Floor, New York, New York 10022, telephone numbers (212) 297-0720 (call collect) or (855) 208-8901 (call toll free).

Requests for additional copies of the enclosed materials may also be directed to the Information Agent at the above address and telephone numbers.

Very truly yours,

Okapi Partners LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF PURCHASER, PURCHASER GROUP, THE COMPANY, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

Stockholders may call toll free (855) 208-8901

Banks and Brokers may call collect (212) 297-0720

Email: info@okapipartners.com